Yukon-Nevada Gold Corp. Closes $120 Million Agreement with Deutsche Bank

Vancouver, BC – August 15, 2011 – Yukon-Nevada Gold Corp. (TSX: YNG) (Frankfurt Xetra Exchange: NG6) (the “Company”) is pleased to announce that it has closed the Forward Gold Purchase Agreement (the “Agreement”) with Deutsche Bank AG, London Branch (“Deutsche Bank”) as announced on August 3, 2011. Deutsche Bank has funded a US$120 million prepaid gold forward facility (the “Gold Facility”) to Queenstake Resources USA, Inc. (“Queenstake”), a wholly-owned subsidiary of the Company.

The Company has received the required shareholder approvals in accordance with Section 604(d) of the TSX Company Manual and Multilateral Instrument 61-101, and has satisfied all of the closing conditions and internal approval requirements.

The facility is a forward contract structured to deliver 173,880 ounces of gold over a 48 month term (the “Transaction”). The schedule of gold payments is set forth as follows: during the first six (6) months of the term, 1,000 ounces per month; for the next six (6) months of the term, 2,000 ounces per month; for the final 36 months of the term, 4,330 ounces per month. The 173,880 ounces of gold that have been committed under this gold facility represent approximately 24.3% of the gold reserves or 5.1% of the total gold resources at Queenstake’s wholly-owned Jerritt Canyon property in Nevada, USA.

The gold pricing valuation has been finalized and subsequent to the receipt of the US$120 million prepayment, the remainder of the purchase price for the gold will be paid to Queenstake upon completion of the monthly gold deliveries to Deutsche Bank and will be equal to the amount that the gold price exceeds US$850 up to a maximum gold price of US$1,950 (an increase from US$1,700 as previously disclosed).

Use of proceeds from the Gold Facility include repayment of senior secured notes issued to note holders led by Sprott Asset Management LP in August 2010 and the remainder of the proceeds are to be used for the capital expenditures at the Jerritt Canyon property, including the winterization of the processing facility, construction of the tailings storage facility and development of the existing underground and open pit mines in addition to further improvements to the gold production processes to enhance throughput at the mill.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.

Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

AXINO AG
Wolfgang Seybold
Chairman
Tel: +49 711 25 35 92 40
Email: wolfgang.seybold@axino.de
www.axino.de/

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.